Exhibit (e)(22)

CONTRACT NO.    [14019]

TAX SERVICES AGREEMENT

THIS AGREEMENT is dated as of the 1st day of August 2003.

BETWEEN:	Net2Phone, Inc., a corporation existing under the laws of the State of Delaware USA, having its principal place of business at 520 Broad Street Newark, NJ 07102, USA; and

AND:	IDT Corporation (the “Service Provider”) a corporation existing under the laws of the State of Delaware USA, having its principal place of business at 520 Broad Street Newark, NJ 07102, USA; and

WHEREAS:	The Customer and the Service Provider have agreed that the Service Provider will provide the Customer with certain corporate support and administration services to assist the development and growth of the Customer’s internet telephony services business,

IT IS HEREBY AGREED as follows:

1.	Interpretation

1.1	Definitions

In this Agreement the following terms shall have the following meanings:

“Customer” means Net2Phone, Inc. and each of its consolidated subsidiaries, including but not limited to Net2Phone Global Services, LLC and Net2Phone Cable Telephony, LLC;

“Effective Date” means the first day of August 2002;

“Services” means the services as set out in Schedule One; and

“Service Fee” means the fees that the Service Provider receives from the Customer for providing the Services as set out in Schedule Two.

1.2	Construction of Certain References

In this Agreement where the context admits:

(a) references to “this Agreement” or to any other agreement or document referred to in this Agreement mean this agreement or such other agreement or document as amended, varied, supplemented, modified or novated from time to time, and include the schedules;

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(b) reference to clause(s) and schedule(s) are references to clause(s) and schedule(s) of and to this Agreement, references to paragraphs are, unless otherwise stated, references to paragraphs of the schedule in which the reference appears; and

(c) any reference to “writing” shall include typewriting, printing, lithography, photography, telex, facsimile and the printed out version of a communication by electronic mail and other modes of representing or reproducing words in a legible form.

1.3	Headings

The headings and sub-headings are inserted for convenience only and shall not affect the construction of this Agreement.

1.4	Schedules

Each of the schedules shall have effect as if set out in this Agreement.

2.	Commencement and Duration

2.1	This Agreement shall be valid, unless or until terminated by either party in accordance with clause 5 below, for a period of one year commencing on the Effective Date and shall be extended automatically for periods of one year on an annual basis, unless either party shall give notice of non-renewal at least 3 months prior to the automatic renewal date.

3.	The Services

3.1	In consideration of the payment of the Service Fee, the Service Provider shall for the duration of this Agreement provide the Services to the Customer in accordance with the provisions of this Agreement.

3.2	The Service Provider shall, and where appropriate shall ensure that any officer, employee, agent or sub-contractor providing the Services shall use reasonable care, skill and diligence in providing the Services.

3.3	Service Provider shall maintain accurate records and accounts of all transactions relating to the Services performed by it pursuant to this Agreement. Such records and accounts shall be maintained separately from Service Provider’s own records and accounts and shall reflect such information as would normally be examined by an independent accountant in performing a complete audit pursuant to United States generally accepted auditing standards for the purpose of certifying financial statements, and to permit verification thereof by governmental agencies. Customer shall have the right to inspect and copy, upon reasonable notice and at reasonable intervals during Service Provider’s regular office hours, the separate records and accounts maintained by Service Provider relating to the Services.

3.4	(a) Service Provider agrees to hold in confidence, and to use reasonable efforts to cause its employees and representatives to hold in confidence (at least to the extent that Service Provider keeps its own confidential information in confidence, but in no event less than commercially reasonable given the nature of the confidential information), all confidential information concerning Customer furnished to or obtained by Service Provider in the course of providing the Services (except to the extent that such information has been (a) in the public domain through no fault of Service Provider or (b) lawfully acquired by Service Provider from sources other than Customer); and Service Provider shall not disclose or release any such confidential information to any person, except its employees, representatives and agents who have a need to know such information in connection with Service Provider’s performance under this Agreement, unless (i) such disclosure or release is compelled by the judicial or administrative process, or (ii) in the opinion of counsel to Service Provider, such disclosure or release is necessary pursuant to requirements of law or the requirements of any governmental entity including, without limitation, disclosure requirements under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

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(b) Service Provider shall supervise its personnel and establish systems to assure that Customer information is made available to Service Provider’s employees on an “as needed” basis only. Service Provider shall use such information only for purposes of providing the Services and for no other purpose. In particular, the department of Service Provider providing the Services to Customer shall in no way make any information concerning Customer available to any other management or operational department or division of Service Provider or to personnel associated with such divisions or departments except to the extent approved in writing by Customer.

3.5	All refunds and other repayments from taxing authorities shall be directed directly to Customer and not to Service Provider. If this is not possible for reasons beyond Service Provider’s control, Service Provider will immediately pay Customer an amount equal to the refund or other repayment received by Service Provider on Customer’s behalf or for Customer’s account from such taxing authority.

3.6	(a) Service Provider shall have no liability whatsoever to Customer for any error, act or omission in connection with the Services to be rendered by Service Provider to Customer hereunder unless any such error, act or omission derives from the willful misconduct or gross negligence of Service Provider. Service Provider shall indemnify and save Customer harmless from any and all claims, costs, judgments, penalties, losses, damages, liabilities, charges and expenses (including reasonable attorneys’ fees) (collectively “Claims”) incurred or suffered by Customer or imposed upon Customer to the extent the same arise out of the gross negligence or wilful misconduct of Service Provider in providing its Services hereunder. Customer shall indemnify and save Service Provider harmless from any and all Claims brought by third parties that are incurred or suffered by Service Provider or imposed upon Service Provider to the extent the same (i) relate to the Services provided hereunder and would not have been brought by such third party but for Service Provider providing the Services to Customer and (ii) do not arise out of the gross negligence of wilful misconduct of Service Provider. IN NO EVENT SHALL SERVICE PROVIDER BE LIABLE TO CUSTOMER FOR ANY SPECIAL, INCIDENTAL OR CONSEQUENTIAL DAMAGES (INCLUDING, WITHOUT LIMITATION, LOSS OF PROFITS, REVENUES OR DATA), WHETHER BASED ON BREACH OF CONTRACT, TORT (INCLUDING NEGLIGENCE) OR OTHERWISE, WHETHER OR NOT SERVICE PROVIDER HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGE. THE LIABILITY OF SERVICE PROVIDER FOR DAMAGES OR ALLEGED DAMAGES HEREUNDER, WHETHER IN CONTRACT, TORT OR ANY OTHER LEGAL THEORY, IS LIMITED TO, AND WILL NOT EXCEED, NET2PHONE’S DIRECT DAMAGES.

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(b) Service Provider is an independent contractor and when its employees act under the terms of this Agreement, they shall be deemed at all times to be under the supervision and responsibility of Service Provider; and, notwithstanding any reimbursement of labor costs as provided herein or otherwise, no person employed by Service Provider and acting under the terms of this Agreement shall be deemed to be acting as agent or employee of Customer or any customer of Customer for any purpose whatsoever.

3.7	Service Provider shall act in the best interest of Customer. If, in the course of providing services hereunder, Service Provider identifies a conflict of interest which would lead a reasonable person to conclude that Service Provider cannot act in the best of interest of Customer while also acting in the best interest of Service Provider, such conflict shall immediately be reported to Customer so that it may be addressed without prejudice to either Customer or Service Provider.

3.8	Nothing in this Agreement shall limit or restrict the right of any of Service Provider’s directors, officers or employees to engage in any other business or devote their time and attention in part to the management or other aspects of any other business, whether of a similar nature, or to limit or restrict the right of Service Provider to engage in any other business or to render services of any kind to any corporation, firm, individual, trust or association; provided, however, that the foregoing shall in no way modify or limit Service Provider’s agreement not to compete with Net2Phone as set forth in Section 6.3 of the Separation Agreement between IDT and Net2Phone, dated May 7, 1999, and Service Provider hereby confirms its agreement to be bound by the terms thereof.

4.	Payment terms

4.1	The Customer shall pay for the Services (and any Additional Services) performed during each month in arrears within 45 days of receipt of an invoice (the “Payment Date”). Service Provider and Customer acknowledge that they have developed customary practices for the payments of funds between them related to the many service, lease and other business arrangements between Service Provider and Customer, and it is understood that the payment of fees and other monies pursuant to this Agreement will most likely become a part of that reconciliation process, so long as payments are still made within the time periods set forth in this Agreement.

4.2	Payment of the Service Fee by the Customer to the Service Provider is subject to the Service Provider performing its obligations under the terms of this Agreement.

4.3	Failure by the Customer to make a payment by the Payment Date of any amount due and owing to Service Provider shall result in the amount then owing being increased to include four percent interest, compounded daily, on such sum from the Payment Date until the date of actual payment.

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5.	Termination

5.1	Either party may terminate this Agreement at any time by giving at least three month’s prior written notice to the other party.

5.2	Either party may terminate this Agreement immediately by giving written notice to the other party if such other party:

(a) becomes insolvent, is adjudicated bankrupt or compounds with or makes any arrangement with or makes a general assignment for the benefit of its creditors;

(b) compulsorily or voluntarily enters into liquidation, except for the purposes of a bona fide reorganization and with the prior written approval of the other party;

(c) has a receiver, manager or trustee appointed over the whole or a substantial part of its business or assets;

(d) suffers any analogous process, as those listed in (a), (b) and (c) above, under any foreign law;

(e) commits any material breach of any of the terms of this Agreement and fails to remedy that breach (if capable of remedy) within one month after written notice from the other party giving full particulars of the breach and requiring it to be remedied.

5.3	In the event of termination, all outstanding sums due to the Service Provider shall be paid by the Customer immediately after the date of termination and any rights or obligations to which any of the parties to this Agreement may be entitled or be subject before its termination shall remain in full force and effect.

5.4	In the event of termination, Service Provider shall, upon payment by Customer of all outstanding invoices, deliver to Customer, or a recipient designated by Customer, all books, records, correspondence, memoranda, forms and any other materials in any form or medium in its possession relating to the Services -past, present or anticipated in the future. In addition, Service Provider shall complete and file all pending filings and otherwise cooperate fully in the transition back to Customer or its designee of any and all matters pending on the date of termination to the end that Customer shall not be prejudiced by the termination of this agreement. Notwithstanding the termination of the Agreement, for any reason, Service Provider shall remain engaged in those matters in which there would be a reasonably likelihood of material damage to Customer’s position if Service Provider were to cease taking an active role. Customer shall pay to Service Provider a reasonable hourly fee determined by Service Provider for such continuing services.

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6.	Miscellaneous

6.1	Assignment

This Agreement shall not be assigned or novated by either party without the prior written consent of the other party to this Agreement.

6.2	Entire Agreement

Except as otherwise set forth herein, this Agreement constitutes the whole agreement between the parties and supersedes and extinguishes any prior drafts, agreements, representations, warranties and arrangements of any nature, whether in writing or oral, relating to the subject matter herein and only the subject matter herein. Any amendments or alterations to this Agreement shall be made only in writing agreed and signed by both parties hereto.

6.3	No Waiver

No failure to exercise nor any delay in exercising by any party to this Agreement of any right, power, privilege or remedy under this Agreement shall impair or operate as a waiver thereof in whole or in part.

6.4	No Partnership or Authority

Nothing in this Agreement shall constitute or be deemed to constitute a partnership between the parties nor shall it constitute, or be deemed to constitute, any party the agent of any other party for any purpose.

6.5	Variation

No variation of this Agreement shall be effective unless made in writing and signed by each of the parties.

6.6	Invalidity

If any provision of this Agreement shall be held to be illegal, void, invalid or unenforceable under the laws of any jurisdiction, the legality, validity and enforceability of the remainder of this Agreement in that jurisdiction shall not be affected, and the legality, validity and enforceability of the whole of this Agreement shall not be affected in any other jurisdiction.

6.7	Notices

Any notices required to be given under this Agreement or in connection with the matters contemplated by it shall, except where otherwise specifically provided, be in writing personally delivered, in which case it shall be deemed to have been given upon delivery at the relevant address, or sent by first class pre-paid post, in which case it shall be deemed to have been given two days after the date of posting, or sent by facsimile, in which case it shall be deemed to have been given when dispatched, subject to confirmation of uninterrupted transmission by a transmission report to the General Counsel of either Service Provider or Customer, as the case may be.

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6.8	Governing law

This Agreement shall be governed by, and construed in accordance with, New Jersey Law and each of the parties irrevocably submits to the non-exclusive jurisdiction of the New Jersey courts.

6.9	No Benefit to Others

The representations, warranties, covenants and agreements contained in this Agreement are for the sole benefit of the parties hereto and successors and assigns, and they shall not be construed as conferring any rights on any other persons.

6.10	Dispute Resolution

Service Provider and Customer agree that any disputes that arise with respect to this Agreement shall be resolved by the Dispute Resolution provisions set forth in Article 8 of the Separation Agreement, dated May 7, 1999, between IDT Corporation and Net2Phone, Inc.

In Witness Whereof, the parties have caused this Agreement to be executed and delivered as of the date first above written.

IDT Corporation		Net2Phone, Inc.

By:	/s/ Marcelo Fischer	By:	/s/ Author Dubroff

Name:	Marcelo Fischer	Name:	Author Dubroff

Title:	CAO	Title:	Chief Financial Officer

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SCHEDULE ONE

Services to be provided by the Service Provider to the Customer

1.	To provide or arrange for the provision of direct and indirect tax advice, support and guidance in relation to the Customer’s tax needs.

2.	To assist the Customer with tax matters relating to the import/export of goods.

3.	To prepare all tax filings required by the Customer.

4.	To coordinate as required with the Customer’s external Auditors in assessing tax related exposures and reserves.

5.	The provision of any other services incidental to those above.

6.	In providing the Services, Service Provider shall not obligate Customer to any obligation, financial or otherwise (except for expenses paid pursuant to Schedule 2, paragraph (ii)), or make any factual representations or concessions, or waive any rights (e.g. statute of limitations) or execute any documents or filings on behalf of Customer without the prior approval of a duly authorized representative of Customer.

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SCHEDULE TWO

Service Fee

The Customer shall, subject to the terms and conditions of this Agreement, pay the Service Provider a Service Fee. The amount of the Service Fee shall be:

(i)	USD $120,000.00 per year payable in monthly instalments in arrears of USD $10,000.00; and

(ii)	Any reasonably incurred costs and expenses suffered by the Service Provider in providing the Services. Any such costs that are estimated to exceed $5,000, must be pre-approved by the Customer.

Customer acknowledges that the fees outlined in paragraph (i) above may increase upon the renewal of this Agreement, subject to the written agreement of the parties.

Customer also acknowledges that if Customer’s requirements expand significantly to the extent that Service Provider must hire additional personnel solely to provide the Services to Customer, Customer and Service Provider shall negotiate in good faith additional fees or reimbursement of the costs associated with these additional resources.